     As filed with the Securities and Exchange Commission on March 2, 2000

                                                   REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              --------------------


                        ALBANY MOLECULAR RESEARCH, INC.
             (Exact Name of Registrant as Specified in Its Charter)

      DELAWARE                                            14-174271
(State of Incorporation)                               (I.R.S. Employer
                                                      Identification No.)

                              21 CORPORATE CIRCLE
                             ALBANY, NEW YORK 12203
                                 (518) 464-0279
                    (Address of Principal Executive Offices)

                              --------------------

                            THOMAS E. D'AMBRA, PH.D.
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                        ALBANY MOLECULAR RESEARCH, INC.
                              21 CORPORATE CIRCLE
                             ALBANY, NEW YORK 12203
                                 (518) 464-0279
(Name, Address and Telephone Number, Including Area Code, of Agent For Service)

                              --------------------

                                    Copy to:
                             STUART M. CABLE, P.C.
                             ANDREW F. VILES, ESQ.
                          GOODWIN, PROCTER & HOAR LLP
                                 EXCHANGE PLACE
                          BOSTON, MASSACHUSETTS 02109
                                 (617) 570-1000

                              --------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
     From time to time after this registration statement becomes effective.

                                   ----------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this form is used to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
================================================================================
                                  Proposed         Proposed
                     Amount        Maximum          Maximum          Amount of
Title of Shares       to Be     Offering Price     Aggregate        Registration
Being Registered   Registered    Per Share(1)   Offering Price(1)       Fee
--------------------------------------------------------------------------------
Common Stock,
par value
$.01 per share      660,531       $42.875         $28,320,267          $7,480
================================================================================

(1) Estimated solely for purposes of determining the registration fee pursuant to Rule 457(c) based on the average of the high and low sales prices on the Nasdaq National Market on February 25, 2000.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

********************************************************************************
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
********************************************************************************


                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED MARCH 2, 2000


PROSPECTUS


                                 660,531 SHARES


                        ALBANY MOLECULAR RESEARCH, INC.

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                                  ------------

    The existing stockholders of Albany Molecular Research, Inc. identified in this prospectus are offering to sell up to an aggregate of 660,531 shares of common stock of Albany Molecular Research, Inc. under this prospectus.

    We will not receive any cash proceeds from the sale of the shares of common stock offered by this prospectus. We have agreed to bear the expenses of registration of the shares under federal and state securities laws.

    Our common stock is listed on the Nasdaq National Market under the symbol "AMRI." On March 1, 2000, the closing price for our common stock was $48.625.
                                  ------------

    Beginning on page 3, we have listed several "Risk Factors" that you should consider before you invest in our common stock.

                                  ------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                 The date of this prospectus is March   , 2000.

                               PROSPECTUS SUMMARY

     This summary only highlights the more detailed information appearing elsewhere in this prospectus or incorporated by reference in this prospectus. It may not contain all of the information that is important to you. You should read this entire prospectus carefully before deciding whether to invest in shares of our common stock.

     Unless the context otherwise requires, all references to "we," us" or "our company" in this prospectus refer to Albany Molecular Research, Inc., a Delaware corporation, and its subsidiary, and their respective predecessor entities for the applicable periods, considered as a single enterprise.

                                  ------------

                        ALBANY MOLECULAR RESEARCH, INC.

     Albany Molecular Research, Inc. is an integrated chemistry outsourcing company that offers a broad range of chemistry research and development services to pharmaceutical and biotechnology companies involved in drug discovery and development. We offer services traditionally provided by chemistry divisions within pharmaceutical companies, including medicinal chemistry, chemical development, analytical chemistry services and small-scale manufacturing. Our services are designed to permit pharmaceutical and biotechnology companies to reduce overall drug development time and cost and to pursue simultaneously a greater number of drug discovery and development opportunities. In addition to our contract services, we conduct a limited amount of proprietary research and development. We have developed and patented a substantially pure form of, and a manufacturing process for, the active ingredient in a non-sedating antihistamine marketed by Aventis S.A. (formerly, Hoechst Marion Roussel, Inc.) as Allegra in the Americas and as Telfast elsewhere. Revenues from our licensing agreement with Aventis were $21.4 million for the year ended December 31, 1999 and we are entitled to receive ongoing royalties from Aventis based upon a percentage of sales of the product.

     Albany Molecular Research, Inc. is a Delaware corporation. Our common stock is listed on the Nasdaq National Market under the symbol "AMRI."

     Our principal executive offices are located at 21 Corporate Circle, Albany, New York 12203 and our telephone number is (518) 464-0279.

                                  THE OFFERING

     This prospectus relates to up to an aggregate of 660,531 shares of our common stock that may be offered for sale by the selling stockholders. We issued the shares to the selling stockholders in connection with the merger of EnzyMed, Inc., a provider of combinatorial biocatalysis discovery services based in Iowa, with and into Albany Molecular Research, Inc. In connection with the merger, we entered into a registration rights agreement with the selling stockholders.

     We are registering the sale of the 660,531 shares to fulfill our contractual obligations under the registration rights agreement. Registration of the sale of these shares of common stock, however, does not necessarily mean that all or any portion of the shares will be offered for sale by the selling stockholders.

     We will not receive any cash proceeds from the sale of any shares of common stock offered by this prospectus. We have agreed to bear the expenses of registration of the shares under federal and state securities laws.

                                  RISK FACTORS

     Before you invest in our common stock, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the information included or incorporated by reference in this prospectus before you decide to purchase our common stock. This section includes or refers to certain forward-looking statements. You should refer to the explanation of the qualifications and limitations on forward-looking statements discussed on page 7.

WE MAY NOT BE ABLE TO HIRE AND RETAIN THE HIGHLY SKILLED EMPLOYEES THAT WE NEED.

     Our future growth and profitability depends upon the research and work of our highly skilled employees, such as our scientists, and their ability to keep pace with changes in drug discovery and development technologies. If we cannot hire, motivate and retain scientists and other highly skilled employees, we will not be able to continue our existing services and will not be able to expand the services we offer to our customers. We believe that there is a shortage of scientists and we compete vigorously with pharmaceutical firms, biotechnology firms, contract research firms, and academic and research institutions to hire scientists. We may not be able to hire scientists and other highly skilled persons whom we need to operate and grow our business.

PHARMACEUTICAL COMPANIES MAY DISCONTINUE OR DECREASE THEIR USAGE OF OUR
SERVICES.

     We depend on pharmaceutical companies that use our services for a large portion of our revenues. Although pharmaceutical companies are generally growing and there is a trend among pharmaceutical companies to outsource drug research and development functions, this trend may not continue. If this trend does not continue and pharmaceutical companies discontinue or decrease their usage of our services, our revenues and earnings could be lower than we expect and our revenues may not grow at historical rates or at all.

WE MAY EARN LESS THAN WE EXPECT IF WE LOSE ANY ONE OF OUR MAJOR CUSTOMERS.

     In 1999, we earned approximately 43% of our contract revenues providing services to three major customers. Our major customers may cancel their contracts with thirty to ninety days notice for a variety of reasons, many of which are out of our control. If any one of our major customers cancels its contract with us, our contract revenues and our earnings could be less than we expect.

THE ROYALTIES WE EARN ON ALLEGRA MAY DECREASE.

     We have a patent on a pure form of, and manufacturing process for, the drug fexofenadine HCl, which is the active ingredient in a non-sedating antihistamine marketed and sold by Aventis under a license from us. The product is marketed in the Americas under the brand name "Allegra" and in the rest of the world under the brand name "Telfast." For the year ended December 31, 1999, our revenues from the license were $21.4 million, which was approximately 49% of our total revenues. However, Allegra sales may not continue to increase and may not remain at current levels. In such event, our revenues from the license agreement may not continue to increase or may remain constant. Because we have very few costs associated with the Allegra license, any decrease in our revenues from the license agreement for Allegra would have a disproportionately adverse effect on our net income.

WE MAY LOSE VALUABLE INTELLECTUAL PROPERTY IF WE ARE UNABLE TO PROTECT IT.

     Some of our most valuable assets include patents and trade secrets. Part of our business is developing technologies that we patent and then license to other companies. However, some technologies that we develop may already be patented by other companies. For this and other reasons, we may not be able to obtain patents for each new technology that we develop. Even if we are able to obtain patents, the patents may not sufficiently protect our interest in the technology. Similarly, we may not be able to protect our trade secrets by keeping them confidential. To the extent we are unable to protect intellectual property, our investment in those technologies will not yield the benefits that we expected.

WE MAY NOT BE ABLE TO LICENSE TECHNOLOGIES THAT WE NEED TO CONDUCT OUR BUSINESS.

     In addition to the technologies that we develop, we also rely on technologies developed by other companies which we license. We may not be able to license technologies that we need in the future. Our inability to license the technologies that we need could result in increased costs and, therefore, reduced profits, or the inability to engage in certain activities which require those technologies.

WE MAY NOT BE ABLE TO MANAGE OUR GROWTH.

     Our business has grown rapidly in the past several years. However, we cannot assure you that our business will continue to grow. Growth places increased stress on our financial, managerial and human resources. As we grow, we will need to hire and retain even more highly skilled scientists and technicians. Expansion of our facilities may lead to increased expenses and may divert management attention away from operations.

FUTURE ACQUISITIONS MAY DISRUPT OUR BUSINESS AND DISTRACT OUR MANAGEMENT.

     We intend to engage in acquisitions and strategic relationships. We may not be able to identify suitable acquisition candidates and, if we do identify suitable candidates, we may not be able to make such acquisitions on commercially acceptable terms or at all. If we acquire another company, we will only receive the anticipated benefits if we successfully integrate the acquired business into our existing business in a timely and non-disruptive manner. We may have to devote a significant amount of time and management and financial resources to do so. Even with this investment of management and financial resources, an acquisition may not produce the revenues, earnings or business synergies that we anticipated. If we fail to integrate the acquired business effectively or if key employees of that business leave, the anticipated benefits of the acquisition would be jeopardized. The time, capital, management and other resources spent on an acquisition that fails to meet our expectations could cause our business and financial condition to be materially and adversely affected. In addition, from an accounting perspective, acquisitions can involve non-recurring charges and amortization of significant amounts of goodwill that could adversely affect our results of operations.

WE MAY NOT BE ABLE TO REALIZE THE BENEFITS OF RECENT ACQUISITIONS AND STRATEGIC INVESTMENTS.

     On October 19, 1999, we merged with EnzyMed, Inc., a provider of combinatorial biocatalysis discovery services based in Iowa. As a result of the merger, we acquired all of the outstanding common and preferred stock of EnzyMed in exchange for 726,056 shares of our common stock. In addition, we assumed all of the outstanding options of EnzyMed, which represent options to purchase 79,647 shares of our common stock. We may not be able to successfully integrate the operations of EnzyMed with our other operations and the merger transaction may not be as beneficial to us as we expect.

     On December 21, 1999, we announced our $30 million strategic investment in Organichem Corporation to facilitate a management buy-out of a chemical manufacturing facility from Nycomed Amersham, plc. If Organichem fails to perform as we expect, our investment may not yield the returns that we expect or we may lose our investment.

     On February 7, 2000, we announced that we had completed the acquisition of American Advanced Organics, Inc., a contract manufacturer of gram to multi-kilogram lots of novel compounds, pharmaceutical intermediates, and test drug substances. We may not be able to successfully integrate the operations of American Advanced Organics with our other operations and the transaction may not be as beneficial to us as we expect.

WE MAY LOSE ONE OR MORE OF OUR KEY EMPLOYEES.

     Our business is highly dependent on our senior management and scientific staff, including:

  . Dr. Thomas E. D'Ambra, our Chairman and Chief Executive Officer; . Dr. Donald E. Kuhla, our President and Chief Operating Officer;
  . Dr. Harold Meckler, our Vice President, Chemical Development; and . Dr. Michael P. Trova, our Vice President, Medicinal Chemistry.

Although we have employment agreements with the individuals listed above, we do not have employment agreements with all of our key employees.

WE FACE INCREASED COMPETITION.

     We compete directly with the in-house research departments of pharmaceutical companies and biotechnology companies, as well as combinatorial chemistry companies, contract research companies, and research and academic institutions. Many of our competitors have greater financial and other resources than us. As new companies enter the market and as more advanced technologies become available, we expect to face increased competition. In the future, any one of our competitors may develop technological advances that render the services that we provide obsolete. While we plan to develop technologies which will give us competitive advantages, our competitors plan to do the same. We may not be able to develop the technologies we need to successfully compete in the future and our competitors may be able to develop such technologies before we do. Consequently, we may not be able to successfully compete in the future.

WE MAY BE HELD LIABLE FOR HARM CAUSED BY DRUGS THAT WE DEVELOP AND TEST.

     We develop, test and, to a limited extent, manufacture drugs that are used by humans. If any one of the drugs that we test, develop or manufacture harms people, we may be required to pay damages to those persons. Although we carry product liability insurance, we may be required to pay damages in excess of the amounts of our insurance coverage. Damages awarded in a products liability action could be substantial and could have a negative impact on our financial condition.

WE MAY BE LIABLE FOR CONTAMINATION OR OTHER HARM CAUSED BY HAZARDOUS MATERIALS THAT WE USE.

     Our research and development processes involve the use of hazardous materials. We are subject to federal, state and local regulation governing the use, manufacture, handling, storage and disposal of hazardous materials. We cannot completely eliminate the risk of contamination or injury resulting from hazardous materials and we may incur liability as a result of any contamination or injury. We may also incur expenses relating to compliance with environmental laws. Such expenses or liability could have a significant negative impact on our financial condition.

IF WE FAIL TO MEET STRICT REGULATORY REQUIREMENTS, WE COULD BE REQUIRED TO PAY FINES OR EVEN CLOSE OUR FACILITIES.

     All facilities and manufacturing techniques used to manufacture drugs in the United States must conform to standards that are established by the federal Food and Drug Administration. The FDA conducts scheduled periodic inspections of our facilities to monitor our compliance with regulatory standards. If the FDA finds that we fail to comply with the appropriate regulatory standards, they may impose fines on us or, if the FDA determines that our non-compliance is severe, they may close our facilities. Any adverse action by the FDA would have a negative impact on our operations.

OUR OPERATIONS MAY BE INTERRUPTED BY THE OCCURRENCE OF A NATURAL DISASTER OR OTHER CATASTROPHIC EVENT AT OUR FACILITIES IN ALBANY.

     We depend on our laboratories and equipment for the continued operation of our business. Our research and development operations and all administrative functions are primarily conducted at our facilities in Albany, New York. Although we have contingency plans in effect for natural disasters or other catastrophic events, catastrophic events could still disrupt our operations. Even though we carry business interruption insurance policies, we may suffer losses as a result of business interruptions that exceed the coverage available under our insurance policies. Any natural disaster or catastrophic event in the Albany area could have a significant negative impact on our operations.

HEALTH CARE REFORM COULD REDUCE THE PRICES PHARMACEUTICAL COMPANIES CAN CHARGE FOR DRUGS THEY SELL WHICH, IN TURN, COULD REDUCE THE AMOUNTS THAT THEY HAVE AVAILABLE TO RETAIN OUR SERVICES.

     We depend on contracts with pharmaceutical companies for most of our revenues. We therefore depend upon the ability of pharmaceutical companies to earn enough on the drugs they market to devote substantial resources to the research and development of new drugs. We expect that politicians and others may try to enact laws which would limit the prices pharmaceutical companies can charge for the drugs they market. Such laws may have the effect of reducing the resources that pharmaceutical companies can devote to the research and development of new drugs. If pharmaceutical companies decrease the resources they devote to the research and development of new drugs, the amount of services that we perform, and therefore our revenues, could be reduced.

THE ABILITY OF OUR STOCKHOLDERS TO CONTROL OUR POLICIES AND AFFECT A CHANGE OF CONTROL OF OUR COMPANY IS LIMITED, WHICH MAY NOT BE IN OUR STOCKHOLDERS' BEST INTERESTS.

     There are provisions in our articles of incorporation and bylaws which may discourage a third party from making a proposal to acquire us, even if some of our stockholders might consider the proposal to be in their best interests. These provisions include the following:

   . Our articles of incorporation provide for three classes of directors with the term of office of one class expiring each year, commonly referred to as a "staggered board." By preventing stockholders from voting on the election of more than one class of directors at any annual meeting of stockholders, this provision may have the effect of keeping the current members of our board of directors in control for a longer period of time than stockholders may desire.

   . Our articles of incorporation authorize our board of directors to issue shares of preferred stock without stockholder approval and to establish the preferences and rights of any preferred stock issued, which would allow the board to issue one or more classes or series of preferred stock that could discourage or delay a tender offer or change in control.

     Additionally, we are subject to Section 203 of the Delaware General Corporation Law, which, in general, imposes restrictions upon acquirors of 15% or more of our stock.

                           FORWARD-LOOKING STATEMENTS

     This prospectus, including the information incorporated by reference in this prospectus, contains statements that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify forward-looking statements by the use of the words "believe," "expect," "anticipate," "intend," "estimate," "assume" and other similar expressions which predict or indicate future events and trends and which do not relate to historical matters. These statements include, among other things, statements regarding our intent, belief or expectations with respect to:

  . our potential technological developments;

  . our potential acquisitions or dispositions of assets or other public or private companies;

  . our anticipated revenues from contracts or licenses;

  . general economic conditions;

  . political developments and changes; and

  . trends affecting our financial condition or results of operations.

     You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, some of which are beyond our control. These risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from the anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Some of the factors that might cause these differences include, but are not limited to, the following:

  . we may fail to secure or may abandon acquisition opportunities;

  . the cost of performing services under contracts may exceed original estimates;

  . use of our services by pharmaceutical companies may decrease due to economic and market conditions which are beyond our control; and

  . legislative or regulatory changes, including changes to laws regulating research, development, marketing and pricing of drugs.

In addition, the factors described under "Risk Factors" in this prospectus may result in these differences. You should carefully review all of these factors, and you should be aware that there may be other factors that could cause these differences.

     We caution you that, while forward-looking statements reflect our estimates and beliefs, they are not guarantees of future performance. These forward-looking statements were based on information, plans and estimates at the date of this prospectus, and do not reflect changes after the date of this prospectus in underlying assumptions or factors, new information, future events or other changes.

                                  OUR COMPANY

     For a more detailed description of our business, please read the description of our business in our annual report on Form 10-K which is incorporated into this prospectus by reference.

GENERAL

     Albany Molecular Research, Inc. is an integrated chemistry outsourcing company that offers a broad range of chemistry research and development services to pharmaceutical and biotechnology companies involved in drug discovery and development. We offer services traditionally provided by chemistry divisions within pharmaceutical companies, including medicinal chemistry, chemical development, analytical chemistry services and small-scale manufacturing. The significant experience and expertise of our scientists enables us to provide high-quality, sophisticated chemistry services tailored to our customers' specific needs. Our services are designed to permit pharmaceutical and biotechnology companies to reduce overall drug development time and costs and to pursue simultaneously a greater number of drug discovery and development opportunities. In addition to our contract services, we also conduct a limited amount of proprietary research and development.

     Although many scientific disciplines are required for new drug discovery and development, chemistry and biology are at the center of this process. Chemists and biologists typically work together to prepare and deliver new chemical substances, develop laboratory models of disease, test compounds to identify agents that demonstrate the desired activity and finally create a marketable drug. Chemistry is an integral part of the drug discovery and development process, which includes:

     . lead discovery--the identification of a compound that may be developed into a new drug;
     . lead optimization--an iterative process of modifying the structure of a lead compound to optimize its therapeutic properties;
     . preclinical testing--the testing of the compound in increasingly complex animal models;
     . clinical trials--the multi-phase testing of the compound for safety and efficacy in humans; and
     . product commercialization--the manufacture, marketing and sale of commercial quantities of the approved drug.

     The chemistry functions associated with the identification and optimization of a lead compound are handled by chemists specializing in medicinal chemistry. The role of the medicinal chemist is to synthesize small quantities of new and potentially patentable compounds for biological testing. Our medicinal chemistry group assists our customers in the pursuit of new drug leads as well as in lead development and optimization using modern structure-based drug design. Our medicinal chemistry group uses tools such as computational and combinatorial chemistry in conjunction with the traditional techniques of medicinal drug development.

     Chemical development involves the scale up synthesis of a lead compound. Processes developed for small scale production of a compound may not be suitable for larger scale production because they may be uneconomical, environmentally unacceptable or present safety concerns. Our chemical development scientists design novel or improved methods and processes suitable for medium to large scale production. Our chemical development scientists possess expertise in a broad range of structural classes of molecules and are able to address a wide variety of chemical synthesis and production problems.

     Our analytical chemistry services include identity and purity testing, method development and validation, and stability testing. We also provide regulatory consulting services, including the preparation of regulatory filings, chemistry, manufacturing and control documentation and testing, and scientific and technical writing. The current Good Manufacturing Practices guidelines mandated by the FDA necessitate employing analytical support for drugs under development, as well as drugs already on the market. Our analytical services are designed to support our customers' compliance with these guidelines. We typically provide these services at several stages throughout drug discovery and development.

     We also provide chemical synthesis and manufacturing services for our customers in conformance with regulatory guidelines. All facilities and manufacturing techniques used in the manufacture of products for clinical use or for sale in the United States must be operated in conformity with guidelines established by the FDA. Our Albany facility has production facilities and quarantine and restricted access storage necessary for manufacturing in accordance with FDA guidelines. We currently have the capacity to produce laboratory scale amounts, 1 to approximately 10 or more kilograms, of bulk active ingredients.

     In addition to our contract services, we also receive royalties from the sale of the drug fexofenadine HCl, which is marketed as Allegra in the Americas and as Telfast elsewhere. We have developed and patented a substantially pure form of, and a manufacturing process for, the active ingredient in Allegra. Revenues from our licensing agreement with Aventis were $21.4 million for the year ended December 31, 1999 and we are entitled to receive ongoing royalties from Aventis based upon a percentage of sales of the product.

RECENT DEVELOPMENTS

     On February 8, 2000, we announced our operating results for the quarter and year ended December 31, 1999. Due to our merger with EnzyMed which has been accounted for as a pooling-of-interests, we have restated our historical financial results. Net contract revenue for the fourth quarter of 1999 increased by 74% to $6.7 million over net contract revenue of $3.8 million in the comparable period of 1998. Recurring royalties for the fourth quarter of 1999 were $5.6 million, a 71% increase over recurring royalties of $3.2 million in the fourth quarter of 1998. Our royalty revenue is earned from worldwide sales of Allegra under our licensing agreement with Aventis.

     Excluding non-recurring costs of $534,000 related to our merger with EnzyMed, net income for the fourth quarter of 1999 increased $2.1 million, or 111%, to $4.0 million or $0.26 per share on a diluted basis, as compared to net income for the fourth quarter of 1998 of $1.9 million, or $0.15 per share on a diluted basis. Including non-recurring merger-related costs, our net income increased $1.8 million, or 94%, to $3.7 million, or $0.24 per share on a diluted basis.

     Net contract revenue for the year ended December 31, 1999 increased 61% to $22.0 million, compared to net contract revenue of $13.6 million in the same period of 1998. For the year ended December 31, 1999, recurring royalties increased by 86% to $21.4 million, compared to $11.5 million during the same period in 1998. During the year ended December 31, 1998, we also received $8.1 million in non-recurring milestone payments and royalties attributable to prior periods.

     Net income excluding merger-related costs for the year ended December 31, 1999 was $14.1 million, or $0.95 per share on a diluted basis. Net income including merger-related costs for the period was $13.8 million, or $0.93 per share on a diluted basis. Net income for the comparable period of 1998, excluding the non-recurring milestones and royalties of $8.1 million, was $6.0 million, or $0.47 on a diluted basis. Net income for the year ended December 31, 1998, including all recurring and non-recurring items, was $10.5 million, or $0.82 per share on a diluted basis.

                REGISTRATION RIGHTS OF THE SELLING STOCKHOLDERS

     The following is a summary of the material terms and provisions of the registration rights agreement which we entered into in connection with our merger with EnzyMed. It may not contain all of the information that is important to you. You can access complete information by referring to the registration rights agreement which was filed as an exhibit to the registration statement of which this prospectus is a part.

     We are filing this registration statement under the terms of the registration rights agreement. Under the registration rights agreement, we must use our commercially reasonable efforts to cause the registration statement to be declared effective by the Securities and Exchange Commission, and we must keep the registration statement continuously effective until the earlier of:

     . sixty days after the registration statement is declared effective;

     . the date on which the selling stockholders no longer hold any shares of common stock covered by this prospectus; or

     . one year after the date on which shares of our common stock were issued to the selling stockholders.

     The registration rights agreement allows us to suspend the selling stockholders' use of this prospectus in some circumstances. Any shares of common stock sold by the selling stockholders pursuant to this prospectus will no longer be entitled to the benefits of the registration rights agreement. We have agreed to bear the expenses of registering the sale of the shares of common stock by the selling stockholders.

     Under the registration rights agreement, we have agreed to indemnify the following persons against all losses, claims, damages, actions, liabilities, costs and expenses arising under the securities laws in connection with the registration statement or this prospectus, subject to limitations specified in the registration rights agreement:

     . the selling stockholders;

     . the officers, directors, employees, agents, representatives and affiliates of the selling stockholders;

     . any underwriter of an offering registered on a registration statement;
       and

     . any entity or person who controls a selling stockholder or underwriter.

     In addition, the selling stockholders have agreed to indemnify us, our officers, directors, employees, agents, representatives and affiliates, and any person who controls our company against all losses, claims, damages, actions, liabilities, costs and expenses arising under the securities laws which result from:

     . information furnished to us by the selling stockholders for use in the registration statement or this prospectus; or

     . any selling stockholder's failure to deliver or cause to be delivered the most current prospectus furnished by us to such stockholder to any purchaser of the shares covered by this prospectus.

                            THE SELLING STOCKHOLDERS

     The following table sets forth the number of shares of common stock beneficially owned by each selling stockholder as of January 19, 2000, the number of shares of common stock covered by this prospectus, and the number of shares of common stock which each selling stockholder will beneficially own upon completion of this offering. This table assumes that the selling stockholders offer for sale all of the shares of common stock issued by Albany Molecular Research, Inc. in connection with our merger with EnzyMed.

     The shares of common stock offered by this prospectus will be offered from time to time by the selling stockholders named below, or by any of their pledgees, donees, transferees or other successors in interest. The amounts set forth below are based upon information provided to us by representatives of the selling stockholders, or on our records, as of January 19, 2000 and are accurate to the best of our knowledge. It is possible, however, that the selling stockholders may acquire or dispose of additional shares of common stock from time to time after this date.

                               COMMON STOCK
                               BENEFICIALLY                       COMMON STOCK
                                OWNED AS OF     COMMON STOCK      TO BE OWNED
NAME                         JANUARY 19, 2000  OFFERED HEREBY  AFTER OFFERING(1)
---------------------------- ----------------  --------------  -----------------
Asset Consulting Group, Inc.
 Employees Retirement
 Savings Plan & Trust f/b/o
 Leo Catsavis                     2,029              2,029             0

Nadezhda Astakhova(2)             3,239(3)             486         2,510(4)

Remi Barbier                      4,871              4,871             0

The Bohen Foundation              5,407              5,407             0

Henry Brem                          811                811             0

Gregory D. Brown                  1,949              1,949             0

Gus Leo Catsavis                  1,014              1,014             0

Jennifer Ann Chaplin(2)             426(5)             406            20(5)

Sharon S. Chen(2)                   548                548             0

Hrisostomos and Helen Christ      1,014              1,014             0

Douglas S. Clark(6)              47,620             47,620             0

Edson de Castro                   6,495              6,495             0

Jonathan S. Dordick(6)           47,620             47,620             0

Joseph Dunham                     1,623              1,623             0

The Edgewater Private
 Equity Fund, L.P.              100,135            100,135             0

Equity Dynamics, Inc.
 Profit Sharing Plan f/b/o
 Gregory D. Brown                 1,299              1,299             0

Equity Dynamics, Inc.
 Profit Sharing Plan f/b/o        1,299              1,299             0
 Helen Gavin

Lori R. Fischer(2)                  649                649             0

Donna L. Ford(2)                    375(7)             162           213(7)

J. Wesley Fox                    11,691             11,691             0

                               COMMON STOCK
                               BENEFICIALLY                       COMMON STOCK
                                OWNED AS OF     COMMON STOCK      TO BE OWNED
NAME                         JANUARY 19, 2000  OFFERED HEREBY  AFTER OFFERING(1)
---------------------------- ----------------  --------------  -----------------
M. Patricia Galligan              2,730(8)           1,365             0

Robert F. Galligan                2,730(8)           1,365             0

Xicheng Hu(2)                       974                974             0

Iowa Business Development
 Finance Corporation             30,445             30,445             0

Iowa Capital Corporation         15,561             15,561             0

Iowa Farm Bureau Federation      12,178             12,178             0

Steve H. Kanzer                   1,762              1,762             0

Matthew Kinley                    1,623              1,623             0

Thomas Kent Kirk                  1,014              1,014             0

Dr. Alexander M. Klibanov (6)    33,003             33,003             0

John Krstenansky(2)               5,275              5,275             0

Dr. Robert S. Langer             22,447             22,447             0

Amanda Madjid-Yunus(2)              568                568             0

Luke D. McConeghey(2)               649                649             0

Peter C. Michels(2)               4,666(9)           1,947         2,719(9)

Lee Morgan                        6,495              6,495             0

Vadim Mozhaev(2)                  1,339(10)            974           284(11)

Lioudmila Mozhaeva(2)             1,339(12)             81           284(13)

Miguel Muzzio(2)                  1,623                300         1,323

John Pappajohn                   94,642(14)         78,404             0

Nikos Pagratis                    4,871              4,871             0

Morgan Guaranty Trust Company
 of New York, Trustee for
 Ann Pappajohn Children's Trust  32,476             32,476             0

Joseph Rich(2)                    2,272(15)          1,379           893(15)

Dr. William A. Ryan, Jr.            704                704             0

Jennifer Semelroth                  625                625             0

New Hope Foundation              13,553             13,553             0

Tax Education Support
 Organization                    23,046             23,046             0

Mutual Ventures of
  South Dakota, Inc.             37,212             37,212             0

Palace Partnership                1,014                500           514

Thebes Ltd.                      94,642(16)         16,238             0

                               COMMON STOCK
                               BENEFICIALLY                       COMMON STOCK
                                OWNED AS OF     COMMON STOCK      TO BE OWNED
NAME                         JANUARY 19, 2000  OFFERED HEREBY  AFTER OFFERING(1)
---------------------------- ----------------  --------------  -----------------
University of Iowa
 Research Foundation             19,486             19,486             0

Alexander Usyantinsky(2)          3,239(17)            243         2,510(18)

Venturetek, L.P.                 40,999             40,999             0

Herbert A. and
 Janice A. Wilson                 5,521              5,521             0

West Des Moines State Bank
 f/b/o James S. Cownie            9,471              9,471             0

Eric Zirbes                         689(19)            649            40(19)

                TOTAL(20)       669,047            660,531         8,516

----------

(1) Assumes that the selling stockholders will sell all shares of common stock offered by them under this prospectus. In the case of each selling stockholder, the percentage of our shares of common stock that will be held by such selling stockholder after completion of this offering will be less than one percent (1%). The total number of shares of common stock outstanding used in calculating such percentage is based on the total number of shares of common stock outstanding as of January 19, 2000 which is 14,635,779.
(2)  Stockholder is an employee of Albany Molecular Research, Inc.
(3) Includes options to purchase 994 shares exercisable within sixty days of January 19, 2000, 243 shares owned by spouse who is also a selling stockholder and options to purchase 1,516 shares exercisable by spouse within sixty days of January 19, 2000.
(4) Includes options to purchase 994 shares exercisable within sixty days of January 19, 2000 and options to purchase 1,516 shares exercisable by spouse within sixty days of January 19, 2000.
(5) Includes options to purchase 20 shares exercisable within sixty days of January 19, 2000.
(6) Stockholder is a consultant to Albany Molecular Research, Inc. and is a member of its Scientific Advisory Board.
(7) Includes options to purchase 213 shares exercisable within sixty days of January 19, 2000.
(8)  Includes 1,365 shares owned by spouse who is also a selling stockholder.
(9) Includes options to purchase 2,719 shares exercisable within sixty days of January 19, 2000.
(10) Includes 81 shares owned by spouse who is also a selling stockholder and options to purchase 284 shares exercisable within sixty days of January 19, 2000.
(11) Includes options to purchase 284 shares exercisable within sixty days of January 19, 2000.
(12) Includes 974 shares owned by spouse who is also a selling stockholder and options to purchase 284 shares exercisable by spouse within sixty days of January 19, 2000.
(13) Includes options to purchase 284 shares exercisable by spouse within sixty days of January 19, 2000.
(14) Includes 16,238 shares owned by Thebes Ltd., the principal of which is the stockholder's spouse. Thebes Ltd. is also a selling stockholder.
(15) Includes options to purchase 893 shares exercisable within sixty days of January 19, 2000.
(16) Includes 78,404 shares owned by the principal's spouse who is also a selling stockholder.
(17) Includes options to purchase 1,516 shares exercisable within sixty days of January 19, 2000, 486 shares owned by spouse who is also a selling stockholder and options to purchase 994 shares exercisable by spouse within sixty days of January 19, 2000.
(18) Includes options to purchase 1,516 shares exercisable within sixty days of January 19, 2000 and options to purchase 994 shares exercisable by spouse within sixty days of January 19, 2000.
(19) Includes options to purchase 40 shares exercisable within sixty days of January 19, 2000.
(20) Where more than one beneficial owner is listed for the same shares, these shares are counted only once in arriving at the total number of shares.

                 NO PROCEEDS TO ALBANY MOLECULAR RESEARCH, INC.

     We will not receive any of the proceeds of the sale of the shares of common stock offered by this prospectus. We are paying the fees and expenses associated with registering the shares of common stock.


                              PLAN OF DISTRIBUTION

     This prospectus relates to the sale from time to time of up to an aggregate of 660,531 shares of common stock by the selling stockholders, or any of their pledgees, donees, transferees or other successors in interest. We issued these shares of common stock to the selling stockholders in connection with our merger with EnzyMed. We are registering the sale of the shares to fulfill our contractual obligations under the registration rights agreement. Registration of the sale of these shares of common stock, however, does not necessarily mean that all or any portion of the shares will be offered for sale by the selling stockholders.

     The distribution of the shares of common stock by the selling stockholders may be effected from time to time in one or more underwritten transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. Any underwritten offering may be on a "best efforts" or a "firm commitment" basis. In connection with any underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. Underwriters may sell the shares of common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

     The selling stockholders and any underwriters, dealers or agents that participate in the distribution of the shares of common stock may be deemed to be underwriters under the Securities Act of 1933, and any profit on the sale of the shares of common stock by them and any discounts, commissions or concessions received by any underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act of 1933. At any time a particular offer of shares of common stock is made by the selling stockholders, a prospectus supplement, if required, will be distributed that will, where applicable:

  . identify any underwriter, dealer or agent;

  . describe any compensation in the form of discounts, concessions or commissions or otherwise received by each underwriter, dealer or agent and in the aggregate to all underwriters, dealers and agents;

  . identify the amounts underwritten;

  . identify the nature of the underwriter's obligation to take the shares of common stock; and

  . provide any other required information.

     The sale of shares of common stock by the selling stockholders may also be effected by selling shares of common stock directly to purchasers or to or through broker-dealers. In connection with any such sale, any such broker-dealer may act as agent for the selling stockholders or may purchase from the selling stockholders all or a portion of the shares of common stock as principal, and sales may be made pursuant to any of the methods described below. Such sales may be made on the Nasdaq National Market or any exchanges on which the shares of common stock are then traded, in the over-the-counter market, in negotiated transactions or otherwise at prices and at terms then prevailing or at prices related to the then current market prices or at prices otherwise negotiated.

     Shares of common stock may also be sold by the selling stockholders in one or more of the following transactions:

     . block transactions in which a broker-dealer may sell all or a portion of such shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction;

     . purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to any supplement to this prospectus;

     . an exchange distribution in accordance with the rules of any stock exchange on which the shares are listed;

     . ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers;

     . sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares; and

     . sales in other ways not involving market makers or established trading markets, including direct sales to purchasers.

     In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or other compensation from the selling stockholders in amounts to be negotiated immediately prior to the sale that will not exceed those customary in the types of transactions involved. Broker-dealers may also receive compensation from purchasers of the shares of common stock which is not expected to exceed that customary in the types of transactions involved.

     To comply with applicable state securities laws, the shares of common stock will be sold, if necessary, in such jurisdictions only through registered or licensed brokers or dealers. In addition, shares of common stock may not be sold in some states unless they have been registered or qualified for sale in the state or an exemption from such registration or qualification requirement is available and is complied with.

     All expenses relating to the offer and sale of the shares of common stock will be paid by us, with the exception of commissions, discounts and fees of underwriters, broker-dealers or agents, taxes of any kind and any legal, accounting and other expenses incurred by the selling stockholders. Under the registration rights agreement, we have agreed to indemnify the selling stockholders and other persons against specified losses, claims, damages, actions, liabilities, costs and expenses arising under the securities laws. See "Registration Rights of the Selling Stockholders" on page 10.

         ABOUT THIS PROSPECTUS AND WHERE YOU MAY FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered under this prospectus. This prospectus is part of the registration statement. This prospectus does not contain all of the information contained in the registration statement because we have omitted parts of the registration statement in accordance with the rules and regulations of the Securities and Exchange Commission. For further information, we refer you to the registration statement, which you may read and copy at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Securities and Exchange Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies at the prescribed rates from the Public Reference Section of the Securities and Exchange Commission at its principal office in Washington, D.C. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including Albany Molecular Research, Inc., that file electronically with the Securities and Exchange Commission. You may access the Securities and Exchange Commission's web site at http://www.sec.gov.

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we are required to file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at the locations described above. Our Securities and Exchange Commission file number is 000-25323. Copies of these materials can be obtained by mail from the Public Reference Section of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Our common stock is listed on the Nasdaq National Market under the symbol "AMRI."

     The Securities and Exchange Commission allows us to incorporate by reference the information that we file with them. Incorporation by reference means that we can disclose important information to you by referring you to other documents that are legally considered to be part of this prospectus, and later information that we file with the Securities and Exchange Commission will automatically update and supersede the information in this prospectus and the documents listed below. We incorporate by reference the specific documents listed below and any future filings we make with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the shares of common stock offered under this prospectus are sold.

     . Our Annual Report on Form 10-K for the year ended December 31, 1998.

     . Our Quarterly Reports on Form 10-Q for the quarters ended March 31,
       1999, June 30, 1999 and September 30, 1999.

     . Our Current Reports on Form 8-K filed on November 2, 1999, December 23,
       1999 and January 4, 2000 and on Form 8-K/A filed on January 5, 2000.

     . The description of our common stock contained in our Registration
       Statement on Form 8-A filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and all amendments and reports updating the description.

     YOU MAY REQUEST A COPY OF THESE FILINGS, AND ANY EXHIBITS WE HAVE SPECIFICALLY INCORPORATED BY REFERENCE AS AN EXHIBIT IN THIS PROSPECTUS, AT NO COST, BY WRITING OR TELEPHONING US AT THE FOLLOWING ADDRESS: DAVID P. WALDEK, ALBANY MOLECULAR RESEARCH, INC., 21 CORPORATE CIRCLE, ALBANY, NEW YORK 12203. TELEPHONE REQUESTS MAY BE DIRECTED TO MR. WALDEK AT (518) 464-0279.

                                 LEGAL MATTERS

     Particular legal matters, including the validity of the shares of common stock offered by this prospectus, will be passed upon for us by Goodwin, Procter & Hoar LLP, Boston, Massachusetts.


                                    EXPERTS

  The consolidated financial statements of Albany Molecular Research, Inc. and subsidiary as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

================================================================================

  You should rely on the information incorporated by reference or contained in this prospectus or any supplement. We have not authorized anyone else to provide you with different or additional information. We are not making an offer to sell the common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                                  ------------

                               TABLE OF CONTENTS
                                                                            PAGE
                                                                            ----
Prospectus Summary ..........................................................  2

Risk Factors ................................................................  3

Forward-Looking Statements ..................................................  7

Our Company .................................................................  8

Registration Rights of the Selling Stockholders ............................. 10

The Selling Stockholders .................................................... 11

No Proceeds to Albany Molecular Research, Inc. .............................. 14

Plan of Distribution ........................................................ 14

About This Prospectus and Where You May Find More Information ............... 16

Legal Matters ............................................................... 17

Experts ..................................................................... 17


                                 660,531 SHARES

                                ALBANY MOLECULAR
                                 RESEARCH, INC.

                                  COMMON STOCK

                                  ------------
                                   PROSPECTUS
                                  ------------

                                 MARCH __, 2000

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the estimated fees and expenses payable in connection with the issuance and distribution of the securities registered hereby. All amounts except the registration fee are estimated.

Registration fee.........................................................$ 7,480
Legal fees and expenses ................................................. 20,000
Accounting fees and expenses ............................................  5,000
Miscellaneous ...........................................................    520
                                                                          ------
Total ...................................................................$33,000

    All expenses in connection with the issuance and distribution of the securities being offered shall be borne by Albany Molecular Research, Inc.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    In accordance with Section 145 of the General Corporation Law of the State of Delaware, the registrant's restated certificate of incorporation provides that no director of the registrant shall be personally liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director's duty of loyalty to the registrant or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (d) for any transaction from which the director derived an improper personal benefit. In addition, the restated certificate of incorporation provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the registrant shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

    The Registrant's amended and restated by-laws provide that the registrant shall indemnify its directors, officers and, in the discretion of the board of directors, certain non-officer employees under certain circumstances against expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceeding in which any such person is involved by reason of the fact that such person is or was a director, officer or employee of the registrant if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the registrant, and, with respect to criminal actions or proceedings, if such person had no reasonable cause to believe his or her conduct was unlawful. The amended and restated by-laws require the advancement of expenses to directors in proceedings involving such directors in most circumstances and, at the discretion of the board of directors, allows the advancement of expenses to officers or non-officer employees in proceedings involving such officers or non-officer employees.

    The registrant has entered into indemnification agreements with its directors reflecting the provisions of the amended and restated by-laws.

ITEM 16.  EXHIBITS.

          4.1 Restated Certificate of Incorporation of Albany Molecular Research, Inc. (incorporated herein by reference to Exhibit 3.2 to Albany Molecular Research, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1998, File No. 000-25323).

          4.2 Amended and Restated By-Laws of Albany Molecular Research, Inc. (incorporated herein by reference to Exhibit 3.1 to Albany Molecular Research, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1998, File No. 000-25323).

         *5.1 Opinion of Goodwin, Procter & Hoar LLP as to the legality of the securities being registered.

        *23.1 Consent of KPMG LLP.

         23.2 Consent of Goodwin, Procter & Hoar LLP (included in Exhibit 5.1).

         24.1 Power of Attorney (included on signature page).

        *99.1 Registration Rights Agreement, dated October 19, 1999, by and among Albany Molecular Research, Inc. and the holders named therein.

--------
*Filed herewith

ITEM 17.  UNDERTAKINGS.

    (a) The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any acts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply
        --------- --------
        if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or
        Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provision described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the respective registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Albany, the State of New York, on this 2nd day of March, 2000.

                                    ALBANY MOLECULAR RESEARCH, INC.

                                    By: /s/ Thomas E. D'Ambra, Ph.D.
                                       -----------------------------
                                      Thomas E. D'Ambra, Ph.D.
                                      Chairman and Chief Executive Officer

     KNOW ALL BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints each of Thomas E. D'Ambra, Ph.D. and Donald E. Kuhla, Ph.D. such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature                                 Title                        Date
---------                                 -----                        ----

 /s/ Thomas E. D'Ambra, Ph.D.     Chairman of the Board and        March 2, 2000
-------------------------------   Chief Executive Officer
Thomas E. D'Ambra, Ph.D.          (Principal Executive Officer)


 /s/ Donald E. Kuhla, Ph.D.       President, Chief Operating       March 2, 2000
-------------------------------   Officer, Secretary and
Donald E. Kuhla, Ph.D.            Director


 /s/ David P. Waldek              Chief Financial Officer and      March 2, 2000
-------------------------------   Treasurer (Principal Financial
David P. Waldek                   Officer and Principal
                                  Accounting Officer)


 /s/ Chester J. Opalka            Vice President, Laboratory       March 2, 2000
-------------------------------   Operations and Director
Chester J. Opalka


 /s/ Anthony P. Tartaglia, M.D.   Director                         March 2, 2000
-------------------------------
Anthony P. Tartaglia, M.D.


 /s/ Frank W. Haydu III           Director                         March 2, 2000
-------------------------------
Frank W. Haydu III

                                 EXHIBIT INDEX

  4.1 Restated Certificate of Incorporation of Albany Molecular Research,
      Inc. (incorporated herein by reference to Exhibit 3.2 to Albany Molecular Research, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1998, File No. 000-25323).

  4.2 Amended and Restated By-Laws of Albany Molecular Research, Inc. (incorporated herein by reference to Exhibit 3.1 to Albany Molecular Research, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1998, File No. 000-25323).

 *5.1 Opinion of Goodwin, Procter & Hoar LLP as to the legality of the securities being registered.

*23.1 Consent of KPMG LLP.

 23.2 Consent of Goodwin, Procter & Hoar  LLP (included in Exhibit 5.1).

 24.1 Power of Attorney (included on signature page).

*99.1 Registration Rights Agreement, dated October 19, 1999, by and among
      Albany Molecular Research, Inc. and the holders named therein.

--------
* Filed herewith